UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FORTE BIOSCIENCES, INC.
(Name of Subject Company – Issuer)

AVENA MERGER SUB INC.

a wholly owned subsidiary of

ARGENX BV

a wholly owned subsidiary of

ARGENX SE

(Names of Filing Persons — Offerors)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

34962G208
(CUSIP Number of Class of Securities)

Hemamalini (Malini) Moorthy

argenx BV

Industriepark Zwijnaarde 7

Building C9052 Zwijnaarde(Ghent)

Belgium

+31(0)10 70 38 441

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Damien Zoubek, Esq.

Oliver J. Board, Esq.
Freshfields US LLP

3 World Trade Center

175 Greenwich Street
New York, NY 10007
(212) 277-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer for all outstanding shares of common stock, par value $0.001 per share, of Forte Biosciences, Inc., a Delaware corporation (“Forte”), by Avena Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of argenx BV, a private company with limited liability (besloten vennootschap) organized under Belgian law (“argenx”) to be commenced pursuant to the Agreement and Plan of Merger, dated as of July 26, 2026, by and among Forte, argenx and Purchaser.

Additional Information and Where to Find It

The tender offer has not yet commenced. This document is for informational purposes only and is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any securities of Forte or any other entity, nor is it a substitute for any tender offer materials that argenx, Purchaser or Forte will file with the U.S. Securities and Exchange Commission (“SEC”). A solicitation and an offer to buy securities of Forte will be made only pursuant to an offer to purchase and related materials that argenx and Purchaser intend to file with the SEC. At the time the tender offer is commenced, argenx and Purchaser will file a Tender Offer Statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the SEC, and Forte thereafter will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. SECURITYHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITYHOLDERS SHOULD READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Tender Offer Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9 and other related documents will be made available for free at the SEC’s website at https://www.sec.gov/ and under the “SEC filings” section of argenx’s investor relations website at https://argenx.com/investors/sec-filings. The Solicitation/Recommendation Statement on Schedule 14D-9 and other related documents that Forte has filed with or furnished to the SEC will be made available for free at the SEC’s website at https://www.sec.gov/ and under the “SEC Filings” section of Forte’s investor relations website at https://www.fortebiorx.com/investor-relations/sec-filings/default.aspx.

Forward Looking Statements

The contents of this Tender Offer Statement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements generally can be identified by the use of forward-looking words, such as “aim”, “anticipate”, “aspire”, “believe”, “can”, “continue”, “could”, “estimate”, “expect”, “entail”, “forecast”, “future”, “goals”, “hope”, “intend”, “is designed to”, “likely”, “may”, “might”, “objective”, “plan”, “possible”, “potential”, “pursue”, “project”, “predict”, “seek”, “should”, “strategy”, “target”, “will” and other words and terms of similar meaning and expression, including in connection with any discussion of future operating or financial performance. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. Forward-looking statements include, without limitation, statements regarding the tender offer, the merger and other related matters; prospective performance and opportunities; post-closing operations and the outlook for the businesses of Forte and argenx, including, without limitation, results from clinical trials, regulatory applications and related timelines, the ability of argenx to advance Forte’s product pipeline; and any assumptions underlying any of the foregoing. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including but not limited to, uncertainties as to the timing of the tender offer and the merger; the risk that the tender offer or the merger may not be completed in a timely manner or at all; uncertainties as to the percentage of Forte’s stockholders tendering their shares in the tender offer; the possibility that competing offers or acquisition proposals for Forte will be made; the possibility that any or all of the various conditions to the consummation of the tender offer or the merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances that would require Forte to pay a termination fee or other expenses; the effect of the announcement or pendency of the transactions contemplated by the merger agreement on argenx’s business; the effect of the announcement or pendency of the transactions contemplated by the merger agreement on Forte’s business, its ability to retain and hire key personnel, its ability to maintain relationships with its suppliers and others with whom it does business, or its operating results and business generally; risks related to diverting management’s attention from argenx’s ongoing business operations; the risk that stockholder litigation in connection with the transactions contemplated by the merger agreement may result in significant costs of defense, indemnification and liability.

A further list and description of these and other risks, uncertainties, and factors that could cause actual results to differ materially from those referred to in the forward-looking statements can be found in argenx’s SEC filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these risks and uncertainties, the reader is advised not to place undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this Tender Offer Statement. argenx undertakes no obligation to publicly update or revise the information in this Tender Offer Statement, including any forward-looking statements, except as may be required by law.

Item 12. Exhibits.

Exhibit	Description
99.1	Joint Press Release, dated July 27, 2026.

99.2	Investor Presentation, dated July 27, 2026.

99.3	Social media posts of argenx BV, dated July 27, 2026.

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